Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of Magnolia Oil & Gas Corporation of our report dated February 27, 2019, relating to the combined financial statements of the Karnes County Business as of December 31, 2017 and for the period from January 1, 2018 to July 30, 2018 and for the years ended December 31, 2017 and 2016 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the allocations of certain costs in the combined financial statements) appearing in the Annual Report on Form 10-K of Magnolia Oil & Gas Corporation for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

June 7, 2019